Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Garth Russell KCSA Strategic Communications (212) 896-1250 grussell@kcsa.com

Tikcro Technologies Reports 2016 Year End and Fourth Quarter Results

Tel Aviv, Israel, March 9, 2017 - Tikcro Technologies Ltd. (OTCQB: TIKRF) today reported its financial results for the year-end and the fourth quarter ended December 31, 2016.

Aviv Boim, CEO of Tikcro, commented, “We are continuing our strategy to generate blocking antibodies to a handful of targeted domains of immune modulators for cancer treatment. Our approach aims to identify highly selective antibodies targeting desired discontinued epitopes. These efforts are focused on pre-clinical research to identify new immune-modulation antibodies by leveraging a unique immunization approach, which includes the use of proprietary antigens, followed by high throughput screening of derived B-cells. We are implementing this process with several targets and intend to continue to conduct rounds of these studies."

Net loss for the fourth quarter of 2016 was $340,000, or $0.03 per diluted share. As of December 31, 2016, the company reported $7.5 million in cash and cash equivalents.

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	December 31, 2016	December 31, 2015
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$7,507	$8,560
Receivables and other financial asset	89	173
Total current assets	7,596	8,733

Property and equipment, net	136	67

Total assets	$7,732	$8,800

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$237	$226

Shareholders' equity	7,495	8,574

Total liabilities and shareholders' equity	$7,732	$8,800

Tikcro Technologies Ltd. Statements of Operations (US dollars in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31
	2016	2015	2016	2015

Research and development expenses	$163	$25	$601	$247

General and administrative expenses, net	176	179	676	609

Total operating expenses	339	204	1,277	856

Operating loss	(339)	(204)	(1,277)	(856)

Financial expenses, net	(1)	(1)	(3)	(29)

Net loss	$(340)	$(205)	$(1,280)	$(885)

Basic and diluted net loss per share	$(0.03)	$(0.02)	$(0.13)	$(0.10)

Weighted average number of shares used computing basic and diluted loss per share	9,879	8,848	9,879	8,840